July 12, 2017

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LBC Bioscience Inc. (the “Company” or “Issuer”)
Registration Statement Form S-1/ Pre-Effective Amendment One File No.: 333-217394

Dear Ms. Hayes:

Enclosed is Pre-Effective Amendment One to the above Registration Statement. The changes in this Amendment have been made to update information and in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated May 18, 2017.

General

1.	The filing includes interim financial statements for the three months ended March 31, 2017.

Prospectus Summary

2.	This is a primary offering involving the registration of shares to be sold by the Company and by selling shareholders. The disclosures have been edited to indicate clearly the portions to be sold by the Company and by selling shareholders,

3.	The requested information has been inserted. We have also added a new Risk Factor 12.

4.	The requested changes have been made. The risk is included in Risk Factor 12.

5.	The Cover Page has been reduced to one page.

6.	A definition of”terpenes” has been inserted.

1

Implications of being an Emerging Growth Company

7.	There are and have bee no written communications exchanged with potential investors. When the Registration Statement becomes effective, it will be shown to potential investors.

Risk Factors

8.	Risk factor 13 has been added.

9.	The DEA’s position on CBD is unclear to to us as well as most others in the industry, including counsel for the industry. To date no actions have been taken against CBD as far as we know, and none are anticipated or expected.

10.	The requested changes have been made.

11.	The requested revisions have been made.

Use of Proceeds

12.	The requested disclosures have been made.

Selling Shareholders

13.	The table listing the Selling Shareholders has been revised to reflect percentages before and after the completion of the offering.

14.	Exhibit 10.2 has been included with the filing. It reflects the disclosures made about the restrictions agreed to by Company officers.

Management’s Discussion and Analysis

15.	The requested revisions have been made.

16.	We have expanded our disclosures as requested.

17.	We have expanded our disclosures as requested.

18.	As we have disclosed, we use vendors on an order by order basis and have no ongoing commitments or obligations with any vendor. Vendors do supply affidavits that their facilities comply with all regulatory requirements. Since there are no formal agreements, the names of these vendors have not been disclosed.

2

Regulations

19.	We have expanded our disclosures as requested.

20.	We have expanded our disclosures as requested.

Directors, Executive Officers, Promoters and Control Persons

21.	The disclosure about Mr. Parella covers his background since 1999.

Description of Common Stock

22.	Corrections have been made throughout the filing.

Notes to the Financial Statements

23.	The disclosure has been edited.

Recent Sales of Unregistered Securities

24.	The requested changes have been made.

Exhibits

25.	Subscription Agreement is included as Exhibit 99.3

Exhibit 5.1

26.	See Exhibit 5.1.

27.	See Exhibit 5.1.

If you have any questions or require anything further, please feel free to contact me.

Sincerely,

/s/ Lisa Nelson

Lisa Nelson

3